SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36029; 812-16002

Savvly Fund #3 and Savvly Advisor, LLC; Notice of Application

March 20, 2026

<u>Agency</u>: Securities and Exchange Commission (the "Commission").

<u>Action</u>: Notice.

Notice of an application under: (i) section 6(c) of the Investment Company Act of 1940 (the "Investment Company Act") for certain exemptions from sections 18(c) and 18(i) of the Investment Company Act; and (ii) section 23(c)(3) of the Investment Company Act for an exemption from section 23(c) of the Investment Company Act.

<u>Summary of Application</u>: Applicants request an order that would permit a closed-end investment company registered under the Investment Company Act (a "CEF") to issue multiple series of preferred shares, each entitled to different distribution amounts, and to repurchase them under their terms either upon early withdrawal or upon a shareholder reaching a certain age in order to provide augmented returns to shareholders who remain invested in the CEF until a certain age.

<u>Applicants</u>: Savvly Fund #3 (the "Initial Fund") and Savvly Advisor, LLC (the "Adviser," and collectively with the Initial Fund, the "Applicants").

<u>Filing Dates</u>: The application was filed on March 6, 2026 and amended on March 6, 2026.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email

should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern Time, on April 14, 2026, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Dario Fusato and Rob Evans, c/o Savvly, Inc., dario@savvly.com and rob@savvly.com.

For Further Information Contact: Christopher D. Carlson, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated March 6, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

Applicants' Representations:

Applicants

1.   The Initial Fund is a Delaware statutory trust that is a CEF and will register the offering of its shares under the Securities Act of 1933. The Initial Fund pursues its investment objective by investing substantially all of its assets in exchange-traded funds ("ETFs") that seek to track the S&P 500 index ("S&P 500 ETFs"). The Initial Fund seeks to provide long-term

investment results that, before expenses, correspond generally to the price performance of the S&P 500 index.

2.   The Adviser is a Delaware limited liability company and is controlled by Savvly, Inc., a Delaware corporation ("Savvly"). The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 and will serve as investment adviser for each Fund (as defined below) pursuant to an investment management agreement.[1] The Adviser or an affiliate will serve as the Initial Fund's administrator (the "Administrator").

Applicants' Proposal

3.   The Initial Fund would augment investment returns of shareholders who remain invested in the Initial Fund until a certain age through a mechanism whereby, for shareholders who die or redeem their shares early, part of these shareholders' interest (the "excess value") is reallocated to shareholders remaining in the Initial Fund. Shares of the Initial Fund will only be held by natural persons. Upon reaching certain ages (*i.e.*, 80, 85, 90, 95) ("the payout ages") a shareholder can tender his or her shares for repurchase, thus receiving the full value of the shares, including excess value accumulated over the years, minus a payout fee.

4.   The Initial Fund will issue common shares and multiple series of preferred shares, both with certain liquidity and transfer restrictions. Upon an initial investment, the Initial Fund will issue a shareholder a number of common shares corresponding to the investment and 10 preferred shares (referred to as the "Tracking Shares"). Each shareholder's shares will be

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[1]   Applicants request that the relief also apply to any CEF that may be organized in the future for which Adviser or any entity controlling, controlled by or under common control with, the Adviser or its successors acts as an investment adviser (such entities are included in the term "Adviser") that is continuously offered (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of the application. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

classified into four different investment units (the "Units"), per the chart below, one for each of the payout dates for that shareholder at ages 80, 85, 90 and 95:

Payout Age:	80	85	90	95
Tracking Shares *(number of shares)*	4	3	2	1
Common Shares *(as a percentage of investment)*	40%	30%	20%	10%

5.   The Initial Fund's shares are non-transferrable, except to a shareholder's estate or beneficiaries upon death of the shareholder, and will not be listed on an exchange. Prior to a payout date, shareholders may obtain liquidity for their shares only by "early withdrawal", either voluntarily or upon death. The terms of the Tracking Shares impose an early withdrawal penalty that includes all of the gains on a shareholder's investment in the Fund. Upon early withdrawal, a shareholder receives 75% (plus 1% per year invested up to 100%) of the purchase price of his or her shares (less any sales load) or the net asset value (the "NAV") of their common shares (if less) and would not receive any value for their Tracking Shares for any Unit where the shareholder has not yet reached a payout age.[2]

6.   The Initial Fund will allocate amounts it retains as early withdrawal penalties (the "excess value"), after payment of a reallocation fee to the Adviser, to the remaining shareholders in the Tracking Shares to enhance their returns upon reaching the payout ages. The Initial Fund will allocate excess value to the Tracking Shares according to algorithms designed and owned by Savvly, which Savvly has licensed to the Administrator (the "Allocation Formula"). The Allocation Formula uses inputs that include the age of a shareholder and his or her corresponding likelihood of death reflected in longevity factors published in standard U.S. Social Security

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[2]   The terms of the Tracking Shares also allow a shareholder to request a partial early withdrawal of a portion of their shares on comparable terms to a full early withdrawal.

Administration data (the "longevity factors"), the size of the shareholder's investment in the Initial Fund and the number of years the shareholder has remained invested in the Initial Fund.

7.   The terms of the Tracking Shares will allow a shareholder to tender shares in the applicable Unit for repurchase by the Initial Fund on or after the applicable payout date, provided that the shareholder has held the Unit for at least five years. On or following a payout date, the shareholder can tender the common shares and Tracking Shares included in the applicable unit and will be entitled to a distribution in-kind of S&P 500 ETFs equal in value to the excess value underlying the Tracking Shares in applicable Unit (the "repurchase price") less the payout expense payable to the Administrator (the "payout amount"). The shareholder can receive the payout amount on the payout date without advance notice or later upon three months' notice to the Initial Fund.

8.   The Initial Fund will pay an annual administrative fee to the Administrator to compensate it for administrative work associated with payouts and allocations of excess value (*e.g.,* tracking separate payout amounts and allocations for each shareholder, identifying when an shareholder dies and their account becomes subject to early withdrawal, licensing intellectual property rights from Savvly to use the Allocation Formula, coordinating in-kind payments and supporting shareholders in understanding their investment in a Fund). The administrative fee will be charged as a percentage of the excess value allocated to the outstanding Tracking Shares. When a shareholder becomes eligible for a payout for a given Unit, the Tracking Shares included in that Unit will no longer receive excess value allocations and will not be charged an administrative fee. In addition to the annual expenses of the Initial Fund, the Initial Fund will incur: (i) a reallocation expense payable to the Administrator when excess value is allocated to

Tracking Shares; and (ii) a payout expense payable to the Administrator based on the value of the Tracking Shares that become subject to payout.

9.   The Initial Fund expects to make cash distributions as necessary to maintain its tax status as a registered investment company under the Internal Revenue Code of 1986, as amended. The Tracking Shares will also be entitled to: (i) cumulative dividends of 0.02% of the repurchase price of the Tracking Shares annually; and (ii) quarterly or annual distributions, as and if declared by the Board, calculated at the same rate as the distributions on the Common Shares, except that the rate shall be reduced by the administrative fee. When allocating those distributions between common shares and Tracking Shares, the calculation will generally be based on the respective values of the common shares and the Tracking Shares.

10.   Each Fund will comply with rule 18f-3(c)(1) under the Investment Company Act and allocate income, realized gains and losses, unrealized appreciation and depreciation, and expenses pursuant to a method approved by the Fund's board of directors or trustees (the "Board") as permitted under rule 18f-3(c)(1)(v) under the Investment Company Act, as if the Fund were a registered open-end management investment company offering multiple classes of voting stock.[3] For this purpose, the Fund will treat the common shares and each series of Tracking Shares as a separate class, provided that the related calculation of "annualized rates of return" will exclude any allocation of excess value during the relevant period.

11.   Each Fund will comply with rule 18f-3(d) under the Investment Company Act as if a Fund were a registered open-end management investment company offering multiple classes of voting stock.[4] Rule 18f-3(d) generally requires that a fund adopt a written plan specifying all

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[3]   *See* condition 2 of the application, reproduced below in the section "Applicants' Conditions."

[4]   *See* condition 4 of the application, reproduced below in the section "Applicants' Conditions."

of the differences among classes, including methods for allocating expenses relating to those differences, and that the fund's board, including a majority of the independent directors, find that the plan is in the best interests of each class individually and the fund as a whole. For purposes of complying with rule 18f-3(d) under the Investment Company Act, a Fund will treat the common shares and each individual series of Tracking Shares as a separate class.

12.   The Tracking Shares will vote on all matters required by the Investment Company Act and will vote together as a class, provided that if a shareholder vote or consent would adversely affect a particular series adversely compared to other series, then that series would get a separate series vote on that shareholder action. The voting rights of each Tracking Share when voting exclusively with other Tracking Shares are based on the deferred repurchase price of that Tracking Share out of the total of that calculation for all outstanding Tracking Shares on the applicable record date. The Tracking Shares will vote together with the common shares on all other matters, with the common shares having one vote per share and the Tracking Shares one vote for each amount equivalent to the NAV of the common shares. Specifically, when voting together with the common shares, a Tracking Share will have votes equal to the repurchase price of the Tracking Share divided by the NAV of the common shares on the record date.

13.   The assets of the Initial Fund will fluctuate over time as follows. The Initial Fund will sell Units of common shares and Tracking Shares to new shareholders (as well as additional common shares to shareholders who make additional investments) and invest the proceeds of these sales in S&P 500 ETFs. The value of the common shares will increase and decline with the value of those S&P 500 ETFs. In addition, the Initial Fund will retain early withdrawal penalties from exiting shareholders, allocating it to the remaining shareholders in the form of excess value. The Initial Fund will keep such excess value invested in S&P 500 ETFs. The

Tracking Shares will track the excess value, which will fluctuate as the corresponding S&P 500

ETFs change in value and as the Initial Fund retains additional withdrawing penalties.

14.   The assets of the Initial Fund and the total excess value will decline when

shareholders receive payouts in amounts based on the value of the common shares and Tracking

Shares surrendered for that payout.

15.   The Tracking Shares held by each shareholder may differ from those held by

other shareholders because the early withdrawal penalty calculation, payout dates and allocation

rates of the Tracking Shares vary with the ages, dates of investment and amounts invested by the

shareholders (including the value of the shareholder's Tracking Shares). As a result, the

Tracking Shares will be issued in multiple series based on those differences.

16.   A Future Fund will use the same method for allocating fees between the common

shares and Tracking Shares and the same method of allocating excess value as the Initial Fund,

although the cumulative dividend rate on the Tracking Shares, payout ages, number of units,

specific amounts of fees and expenses and when they are paid, and underlying assets of a Future

Fund may differ from those of the Initial Fund. For example, a Future Fund could (i) use more

or fewer payout ages than the Initial Fund, which would alter the number of Units, (ii) impose a

different dividend rate and different fee amounts and timing than the Initial Fund, (iii) modify the

percentages for the early withdrawal penalty calculation, and (iv) invest in ETFs or direct

indexing tied to a different stock or bond market index than the S&P 500 index used by the

Initial Fund.

Applicants' Legal Analysis:

1.   The requested order will allow the Initial Fund to: (i) issue Tracking Shares with

terms that differ from traditional series of preferred stock notwithstanding section 18(c) of the

Investment Company Act; (ii) allocate voting rights to the Tracking Shares based on allocations of excess value, as discussed above, which may not be consistent with section 18(i); and (iii) repurchase common shares and Tracking Shares in connection with early withdrawals and payouts notwithstanding section 23(c) of the Investment Company Act.

Section 18(c) of the Investment Company Act

2. Section 18(c) of the Investment Company Act generally provides that a CEF may have only one class of senior security representing indebtedness and only one class of senior security that is stock. Section 18(c) permits a CEF to issue debt or preferred stock "in one or more series," as long as no series has "a preference or priority over any other series upon the distribution of the [CEF's] assets… or in respect of the payment of interest or dividends."

3. The Tracking Shares of a series held by one shareholder will have a "preference or priority" over other series by virtue of the distribution of excess value according to the Allocation Formula. Tracking Shares will have differing excess value allocation rates based on the age of the shareholder and the date of investment among other factors and Tracking Shares with more allocated excess value and a higher repurchase price will have a higher value than Tracking Shares with less in allocated excess value. Because the Initial Fund will issue Tracking Shares in multiple series to accommodate variations in allocations of excess value according to the Allocation Formula, and some series of Tracking Shares will have a preference or priority over other series as result, the Applicants request relief from section 18(c).

4. The Applicants believe that a Fund's capital structure and Allocation Formula that determine payouts based on the age of the shareholders and permit penalties upon early withdrawal, voluntarily and upon death of the shareholder, leading to additional allocations to the remaining shareholders, are fair to shareholders. Applicants represent that potential investors

in a Fund will be fully informed about the trade-off whereby an investor gives any growth in their investment in the Fund and a portion of their initial investment (depending on how long they remain in the Fund) if they withdraw early in exchange for the possibility of augmented returns due to allocations of excess value to help mitigate an investor's risk of outliving their savings.

5.   The Allocation Formula is designed to apportion the excess value retained in the applicable Fund when shareholders withdraw early to the other remaining shareholders. The Applicants maintain that the Allocation Formula is fair because it allocates excess value to the Tracking Shares based on objective criteria that apply equally to all shareholders, such as the age of the shareholder and how long the shareholder is expected to live as reflected in published longevity factors, when and how much they and others have invested in a Fund, and the longevity factors for other shareholders in a Fund.

6.   Applicants will disclose the terms of each Fund, the Tracking Shares and the common shares to shareholders so they will understand the rules that will govern their investment and that the returns that they earn may vary from those that other shareholders earn based on elements outside their control, such as when other shareholders invested in a Fund, the ages of those other shareholders, the amounts they have invested and the dates of any early withdrawals by other investors. Applicants will also disclose to investors that if they were the same age and invested at the same time as another shareholder and invested the same amount, they would earn the same amount if they both lived to their last payout age, and that any shareholder will be entitled to a lower rate of allocations than other shareholders who have a higher mortality risk and vice versa.

7.	Applicants represent that other than the Tracking Shares, the Funds will not issue any other kind of "senior security" as defined in section 18(g) of the Investment Company Act or enter into any derivatives transactions (as defined in rule 18f-4 under the Investment Company Act).

Section 18(i) of the Investment Company Act

8.	Section 18(i), in relevant part, requires that "every share of stock… issued by a registered management company… shall be voting stock and have equal voting rights with every other outstanding voting stock," except to the extent preferred stock has additional voting rights that are specified in section 18(a) or as otherwise required by law.

9.	The Applicants believe that the voting rights of the holders of Tracking Shares align the voting rights with each shareholder's economic interest in the Fund and with the voting rights of the holders of the common shares. Where the Investment Company Act requires a separate vote of the Tracking Shares, the number of votes per share will be calculated by dividing the total value of the Tracking Shares on the applicable record date (based on the repurchase price) divided by the NAV of the common shares on that record date, so that holders of the Tracking Shares have a number of votes per share consistent with their economic interest in the Tracking Shares.

Section 23(c) of the Investment Company Act

10.	Section 23(c) of the Investment Company Act prohibits a CEF from "purchas[ing] any securities of any class of which it is the issuer" except under specified circumstances. Under the terms of the Tracking Shares, as described in the application, a Fund will conduct repurchases that result in payments to a shareholder or the shareholder's estate or beneficiaries and a cancellation of Tracking Shares and/or common shares. Those transactions include early

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withdrawal payments and payouts after a shareholder requests a withdrawal or reaches a payout date and provides notice to the Fund.

11.   The Applicants believe that a Fund's repurchases of Tracking Shares and common shares pursuant to early withdrawals and payout transactions will be made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased and represent that, if an exemption from section 23(c) of the Investment Company Act is granted, those repurchases will be made subject to the representations and conditions contained in the application.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The expenses that are described in the application as being borne differently by the common shares or series of Tracking Shares are the only expenses that will be borne differently by the common shares or series of Tracking Shares of a Fund. Other than as stated in the application, the common shares and series of Tracking Shares, treated as separate classes for purposes of this condition, may pay a different share of expenses other than shareholder services or distribution expenses, not including advisory or custodial fees or other expenses related to the management of the company's assets (collectively, "other class expenses"), if other class expenses are actually incurred in a different amount by the common shares or series of Tracking Shares, or if the holders of common shares or series of Tracking Shares receive services of a different kind or to a different degree than other classes.

2.   A Fund will comply with rule 18f-3(c)(1) under the Investment Company Act as follows: income, realized gains and losses, unrealized appreciation and depreciation, and expenses not allocated as described in the application or according to condition 1 shall be allocated based on a method approved by the Board pursuant to rule 18f-3(c)(1)(v) under the Investment Company Act, as if a Fund were a registered open-end management investment company offering multiple classes of voting stock. For this purpose, a Fund will treat the common shares and each individual series of Tracking Shares as a separate class, provided that the related calculation of "annualized rates of return" will exclude any allocation of excess value during the relevant period.

3.   With respect to matters submitted for a shareholder vote, (a) the Tracking Shares: (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to the Tracking Shares; and (ii) at the series level, shall have separate voting rights on any matter to be voted on exclusively by holders of Tracking Shares in which the interests of more than one series of Tracking Shares would be adversely affected compared to all other series; (b) the common shares and Tracking Shares, each treated as a separate class, shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) the common shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to the common shares.

4.   A Fund will comply with rule 18f-3(d) under the Investment Company Act as if a Fund were a registered open-end management investment company offering

multiple classes of voting stock. For purposes of complying with rule 18f-3(d) under the Investment Company Act, a Fund will treat the common shares and each individual series of Tracking Shares as separate classes.

5.   Other than as specifically described in the application, no Fund will: (a) set the terms of the Tracking Shares or of the common shares or otherwise adopt any arrangement in a manner that would cause the Fund to issue one or more additional classes of senior securities, or multiple series of a senior security in a manner inconsistent with section 18(c) of the Investment Company Act; or (b) repurchase Common Shares and/or Tracking Shares.

6.   A Fund will comply with U.S. generally accepted accounting principles and the requirements of Regulation S-X applicable to registered investment companies with respect to the financial information included in any filings made with the Commission and reports transmitted to shareholders pursuant to section 30 of the Investment Company Act and rules thereunder.

7.   Before the first issuance of a Tracking Share in reliance upon an order granted pursuant to the application, and before any material changes to the Allocation Formula, a majority of the Board of a Fund, including a majority of the trustees who are not interested persons of the Fund, shall find that the Allocation Formula is based on objective criteria and will treat holders of each series of Tracking Shares fairly and equally.

In connection with their evaluation of the Allocation Formula, the Board shall request and evaluate, and the Adviser shall furnish, such information as may be reasonably necessary.

By the Commission,

Vanessa A. Countryman,

Secretary.